Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					MARCH 31,
(dollars in thousands)	2008	2009(2)	2010(2)	2011	2012	2013(2)	2012(2)
Net income (loss)	$2,162	$(58,038)	$(40,102)	$8,550	$9,821	$(6,070)	$(22,816)
Income tax expense (benefit)	9,349	(36,101)	(23,469)	6,623	9,476	(4,673)	(21,219)
Fixed charges	242,877	268,441	254,098	239,842	227,520	55,385	57,620

Earnings	254,388	174,302	190,527	255,015	246,817	44,642	13,585

Interest expense, Net	169,150	196,520	185,681	170,524	156,762	36,672	39,856
Rents under leases representative of an interest factor (1/3)	73,362	71,556	68,052	68,953	70,393	18,622	17,673
Preferred dividends	365	365	365	365	365	91	91

Fixed charges	242,877	268,441	254,098	239,842	227,520	55,385	57,620

Ratio of earnings to fixed charges	1.0x	0.6x	0.7x	1.1x	1.1x	0.8 x	0.2x

(1)

The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)

For the years ended December 31, 2010 and 2009 and the three months ended March 31, 2013 and 2012, earnings were insufficient to cover fixed charges by $63.6 million and $94.1 million and $10.7 million and $44.0 million, respectively.